UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment  No.   7  )*

VESTIN REALTY MORTGAGE II, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE
(Title of Class of Securities)

92549X 201
(CUSIP Number)

Michael V. Shustek
8880 W SUNSET ROAD, SUITE 200
LAS VEGAS, NEVADA 89148
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [   ].

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   92549X 201

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Michael V. Shustek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

[ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada, USA
7	SOLE VOTING POWER:

NUMBER OF	1,735,214
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	300,231
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	1,735,214
WITH	10	SHARED DISPOSITIVE POWER:

300,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,035,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ITEM 1.	SECURITY AND ISSUER.

This statement constitutes Amendment No. 7 (“Amendment No. 7”) to the Statement on Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2008 (the “Original Schedule 13D”) by Michael V. Shustek (the “Reporting Person”).  This Amendment No. 7 relates to the common stock, par value $0.0001 per share (the "Shares"), of Vestin Realty Mortgage II, Inc., a Maryland Corporation (the "Issuer" or “VRM II”), and is being filed by the Reporting Person.  The Issuer's current principal executive offices are located at 8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.  This Amendment No. 7 is being filed to reflect additional purchases of the Issuer’s shares by the Reporting Person and to update certain other information in the Schedule 13D.  Except as specifically amended by this Amendment No. 7, the Original Schedule 13D, as amended by the Prior Amendments, remains in full force and effect.  Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Reporting Person:

(a)	Michael V. Shustek.

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)
Mr. Shustek is the Chief Executive Officer (“CEO”) and director of the Issuer, Vestin Realty Mortgage I, Inc., inVestin Nevada, Inc., Vestin Group, Inc., Vestin Mortgage Inc., Vestin Originations, Inc., and Shustek Investments, Inc. and the managing member of Vestin Fund III, LLC.  The principal business of these companies is to invest in, or originate loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years Mr. Shustek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Issuer’s predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship USA.

Company holding shares with respect to which the Reporting Person has shared voting and dispositive power:

(a)	Vestin Realty Mortgage I, Inc. a Maryland corporation (“VRM I”).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)	VRM I is a real estate investment trust (“REIT”) and its principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years VRM I has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years VRM I has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Member of VRM I board of directors:

(a)	Donovan J. Jacobs;

(b)	2295 Needham Rd. #41, El Cajon, CA 92020;

(c)	Mr. Jacobs is an attorney who has been practicing law in San Diego, California where he represents police officers in both administrative and civil actions and is a Director of VRM I;

(d)	During the last five years Mr. Jacobs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Jacobs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship: USA.

Member of VRM I board of directors:

(a)	Kenneth A. Seltzer;

(b)	17 Candlewyck Drive, Henderson, NV 89052;

(c)
Mr. Seltzer is the president of the accounting firm of Kenneth A. Seltzer, CPA A.P.C. that specializes in compilations and reviews for small and medium size businesses as well as federal and state tax reporting and is a Director of VRM I;

(d)	During the last five years Mr. Seltzer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Seltzer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship: USA.

Member of VRM I board of directors:

(a)	Robert J. Aalberts;

(b)	311 Vallarte Drive, Henderson, Nevada 89014;

(c)
Mr. Aalberts is a professor in the Collage of Business at the University of Nevada Las Vegas located at 4505 Maryland Pkwy, Las Vegas, Nevada 89154 and is a Director and member of the Audit Committee of VRM I;

(d)	During the last five years, Mr. Aalberts has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Aalberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws;

(f)	Citizenship USA.

Member of VRM I board of directors:

(a)	Daryl C. Idler, Jr;

(b)	110 West C St. STE 1901, San Diego, CA 92101;

(c)	Mr. Idler, Jr. serves as President and Managing General Partner of Premier Golf Properties, LP, dba Cottonwood Golf Club in Rancho San Diego, California and is a Director of VRM I;

(d)	During the last five years Mr. Idler, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years Mr. Idler, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship USA.

Company holding shares indirectly held by Reporting Person:

(a)	Vestin Fund III, LLC a Nevada limited liability company (“Fund III”).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)	Fund III is a limited liability company whose principal business is to invest in loans secured by real estate through deeds of trust or mortgages.

(d)	During the last five years Fund III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Fund III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

Company holding shares indirectly held by Reporting Person:

(a)	Vestin Mortgage, Inc. a Nevada corporation (“Vestin Mortgage”).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 89148.

(c)	Vestin Mortgage is engaged in the management of REITs and other companies that invest in real estate mortgages.

(d)	During the last five years Vestin Mortgage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
On September 27, 2006, the Securities and Exchange Commission entered an Administrative Order (the “Order”) naming Vestin Mortgage, Inc. and its Chief Executive Officer, Michael Shustek, as well as Vestin Capital as respondents (collectively, the “Respondents”.)  The Respondents consented to the entry of the Order without admitting or denying the findings therein.  In the Order, the Commission finds that the Respondents violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 through the use of certain slide presentations in connection with the sale of units in Vestin Fund III, LLC and in the Reporting Persons’ predecessor, Vestin Fund II, LLC.  The Respondents consented to the entry of a cease and desist order, the payment by Mr. Shustek of a fine of $100,000 and Mr. Shustek’s suspension from association with any broker or dealer for a period of six months.  In addition, the Respondents agreed to implement certain undertakings with respect to future sales of securities.

(f)	Citizenship N/A.

Parent of Vestin Mortgage, Inc.:

(a)	Vestin Group, Inc. a Nevada corporation (“Vestin Group”).

(b)	8880 W. Sunset Rd, Suite 200, Las Vegas, NV 891483.

(c)	Vestin Group is primarily engaged in the commercial mortgage brokerage business through its subsidiaries.

(d)	During the last five years Vestin Group has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years Vestin Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

(f)	Citizenship N/A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D, is hereby amended to include the following information:

Subsequent to the filing of Amendment No. 6 to the Original Schedule 13D, Mr. Shustek purchased an additional 116,458 shares with his personal funds totaling $222,493 and Mr. Shustek’s spouse purchased an additional 14,400 shares with her personal funds totaling $37,197.  The aggregate amount of funds used by Mr. Shustek, his spouse, Vestin Mortgage, VRM I and Fund III to purchase, 2,035,445 shares of the Issuer’s Common Stock through August 26, 2010, was $14,831,552.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 2,035,445 shares of Common Stock of the Issuer, representing approximately 15.3% of the Issuer's common stock (based upon 13,344,136 shares of common stock outstanding at August 26, 2010).  The Reporting Person, directly owns 1,528,398 shares of the Issuer’s common stock (totaling 11.5%) and indirectly owns and has economic benefit of 92,699 shares of the Issuer’s common stock (totaling 0.7%) through his ownership of Vestin Mortgage.  The Reporting Person has economic benefit of and shares voting and dispositive power of 75,097 shares of the Issuer’s common stock (totaling 0.6%) owned by his spouse, of which 25,309 shares were acquired by her prior to their marriage.  In addition, through his management powers, the Reporting Person has shared voting and dispositive power over 225,134 (1.7%) shares, owned by VRM I and sole voting and dispositive power with respect to 114,117 (0.9%) shares owned by Fund III.  The Reporting Person owns an approximate 4.7% interest in VRM I and is an executive officer and director of VRM I.  The Reporting Person’s pecuniary interest in the Issuer’s shares owned by VRM I is 10,660 shares.  The Reporting Person owns an approximate 14.5% interest in Fund III and is the Chairman, President and Chief Executive Officer of Vestin Mortgage, Inc., the manager of Fund III.  The Reporting Person’s pecuniary interest in the Issuer’s shares owned by Fund III is 16,498 shares.

(b)
Power to Vote and Dispose.  The Reporting Person has sole voting and dispositive power with respect to shares he owns directly and with respect to shares owned by Vestin Mortgage and Fund III.  He has shared voting and dispositive power with respect to shares owned by VRM I and with respect to shares owned by his spouse.  Voting and dispositive power with respect to shares owned by VRM I is shared with the members of VRM I’s Board of Directors.  Voting and dispositive power with respect to shares owned by his spouse are shared with his spouse.

(c)
Transactions within the Past 60 Days.  The Reporting Person has effected the following transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

Date	Total Purchase Price Including Commissions and Fees	# of Shares	Price Per Share Including Commissions and Fees	Nature of Transaction
August 24, 2010	$60,022.57	37,160	$1.62	Open Market Purchase
August 26, 2010	$73,238.56	44,298	$1.65	Open Market Purchase

Vestin Mortgage, the Reporting Person’s spouse, VRM I and Fund III have not effected any transactions within the last 60 with the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 27, 2010

By:	/s/ Michael V. Shustek
Michael V. Shustek